UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

(Translation of registrant’s name into English)

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Private Placement

On July 1, 2024, Golden Heaven Group Holding Ltd. (the “Company”) entered into Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a private placement offering (“Private Placement”) of 120,000,000 Class A Ordinary Shares (the “Class A Ordinary Shares”) and Warrants (the “Warrants”) to purchase up to 240,000,000 Class A Ordinary Shares.

The Warrants have an exercise price of $0.20 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after July 1, 2024 and will expire five (5) years after that date. The Warrants contain standard adjustments to the exercise price, including for stock splits, stock dividends and reclassifications.

The Private Placement is expected to close on or about July 18, 2024. The gross proceeds to the Company from the Private Placement, before deducting estimated offering expenses payable by the Company, are expected to be approximately $18 million. The Company intends to use the net proceeds from the private placement for the realization of the Company’s business plan, as set by the board of directors of the Company, working capital and other general corporate purposes.

Based in part upon the representations of the Investors in the Securities Purchase Agreement, the offering and sale of the Class A Ordinary Shares and Warrants will be exempt from registration under Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The sales of the Class A Ordinary Shares and Warrants by the Company in the Private Placement have not been registered under the Securities Act or any U.S, state securities laws and Class A Ordinary Shares and Warrants may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. In the Securities Purchase Agreement and Warrants, the Investors represented that each of them is a “non-U.S. person,” as such term is defined in Regulation S under the Securities Act, and are not acquiring the Class A Ordinary Shares and Warrants with a view to any resale, distribution or other disposition of the Class A Ordinary Shares and Warrants in violation of the United States federal securities laws.

In connection with the Securities Purchase Agreement, certain Investors granted the Company’s controlling shareholder their voting rights in respect of the Class A Ordinary Shares purchased by such Investors in the Private Placement.

The foregoing description of the Securities Purchase Agreement and the Warrant does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of a Securities Purchase Agreement and the form of a Warrant which are filed as Exhibit 10.1 and Exhibit 10.2 hereto, respectively, and are incorporated herein by reference.

 EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Share Purchase Agreement dated July 1, 2024 between Golden Heaven Group Holdings Ltd. and Purchasers
10.2	Form of Warrants for the Purchase of Shares dated July 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 3, 2024

GOLDEN HEAVEN GROUP HOLDINGS LTD.

By:	/s/ Jin Xu
Name:	Jin Xu
Title:	Chief Executive Officer

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